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OUR PURPOSE & VISION

Fuego Fino (Fine Fire Company) -- The New Spirit Of The Alcohol Industry -- is a progressive wine and spirits house who cuts out the middleman and pairs good brands with great marketing. We are socially responsible in our management, eco-friendly in our infrastructure improvements, and we focused on creating jobs within U. S. Qualified Opportunity Zones.

MANAGEMENT TEAM

JESSICA G. CONTRERAS
Chief Executive Officer

KANISHA DENNIS
Chief Marketing Officer

KEY ADVISORS

BARBARA BICKHAM
Chief Investment Advisor

SHAHID CHISHTY
Chief Strategy Advisor

OUR MEDIA COVERAGE

Forbes

yahoo! finance

MarketWatch

FUNDING SUMMARY

INVESTMENT STAGE
PRE-IPO

TYPE OF SHARES OFFERED
PREFERRED A

TARGETED CROWD PORTAL
WEFUNDER

TARGETED SHARE PRICES
$.50 | $1.00

GEOGRAPHIC INVESTOR FOCUS
U.S.

TARGETED INITIAL INVESTMENT
$500

PRE–MONEY EARLY-BIRD VALUATION
$2,945,736

POST-MONEY VALUATION
$6,628,580

USE OF PROCEED MILESTONES

- Expansion of in-house product suite
- Expansion of partnerships.
- Expansion of in-house product sales' organic growth
- Expansion of eco-friendly supply chain assets and infrastructure

A PROGRESSIVE WINE & SPIRIT HOUSE

GENDER EQUALITY
We demand equality in our team and in those who provide us services.

ENVIRONMENTAL RESPONSIBILITY
We have offset 200,000 pounds of carbon, and we are building one of the Southwest region's first sustainable wine and spirits distribution centers.

HIGH GROWTH
Our year-over-year sales are growing by multiples and our month-over-month sales growth continues to increase by double digits.

SCALING UPWARDS
We have grown from a small importer to a fully licensed distributor.

This presentation does not contain all the information that a prospective investor may desire in considering an investment in Fuego Fino, Inc. and is qualified in its entirety by reference to the more detailed information that is or will be contained in any related SEC filing(s), and subscription agreement(s).

GET IN **TOUCH**
Mail@FgFino.com